Filed by Thayer Ventures Acquisition Corporation pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Thayer Ventures Acquisition Corporation

Commission File No.: 001-39791

This filing relates to the proposed business combination between Inspirato LLC (“Inspirato”) and Thayer Ventures Acquisition Corporation (“Thayer”) pursuant to the terms of that certain Business Combination Agreement, dated as of June 30, 2021 (the “Business Combination Agreement”).

Inspirato, The Innovative Luxury Travel Subscription Company,

Launches Inspirato Real Estate to Accelerate Growth of

Luxury Vacation Residence Portfolio

New real estate platform matches buyers with a curated selection of multimillion-dollar luxury vacation homes to enhance Inspirato’s supply pipeline and deliver more choices for Inspirato subscribers

DENVER, Colo. (September 14, 2021) – Inspirato LLC (“Inspirato” or the “Company”), the innovative luxury travel subscription company, today announced a major strategic initiative to accelerate expansion of its growing portfolio of branded luxury vacation residences and add even more choices for its subscribers. With the launch of Inspirato Real Estate, the Company plans to enhance its supply pipeline by leasing luxury vacation homes from buyers who want to leverage Inspirato’s unique expertise to help them reach their real estate and financial goals—whether to vacation more often, invest smartly, or both.

Through its proprietary subscription model, Inspirato delivers exceptional luxury travel experiences with superior service and certainty for affluent travelers in destinations around the world. As a key benefit of the Inspirato value proposition, the Company’s subscribers enjoy exclusive access to 385 branded luxury vacation homes in the U.S., Mexico, the Caribbean and Europe. Unlike vacation rentals available through online brokers, Inspirato homes are vetted to meet Inspirato’s rigorous brand standards and managed and staffed in a way that is similar to how five-star hotel and resort brands operate their properties.

Launched as a new consumer-facing brand, Inspirato Real Estate offers an easy way to find, buy, own, and enjoy a luxury vacation home. Prospective buyers explore a vetted collection of properties in dozens of top vacation destinations directly on the Inspirato Real Estate website. Once they decide where to buy, Inspirato Real Estate’s expert team assists them every step of the way as they select the perfect vacation home, including connecting them to a local real estate professional. Prior to closing, they receive a personalized lease overview and financial return profile including a net income projection for their chosen property. At closing, they lease their new home to Inspirato, and enjoy benefits specifically designed to remove the worry and uncertainty of luxury vacation home ownership, such as:

•	Leases that provide for predictable fixed rental income regardless of bookings.

•	Flexible owner usage plans with Inspirato’s luxury hospitality services like daily housekeeping and onsite concierge to make it easy to enjoy their new home with family and friends.

•	24/7 expert property management, including everything from marketing and booking to guest service, housekeeping, bill payment, and maintenance.

•	Pro-active planning and improvements to help maximize property value.

•	A complimentary Inspirato Club subscription, with members-only rates for travel throughout Inspirato’s growing portfolio of luxury vacation homes.

At launch, Inspirato Real Estate is presenting a selection of exceptional properties in more than fifty iconic luxury vacation destinations including Vail, the California wine country, Park City, Scottsdale, Rosemary Beach, and Los Cabos.

“Over the past ten years we have developed a highly effective methodology for adding new inventory to the Inspirato portfolio. Inspirato Real Estate strengthens our approach as we pursue our vision of revolutionizing luxury travel with our innovative Inspirato Pass and Club subscriptions,” said Inspirato CEO and Founder Brent Handler. “We believe this new initiative will further enhance our ability to add exceptional new luxury vacation homes to help satisfy growing demand from our subscribers, while also providing a smart solution for families and investors who want to enjoy the benefits of luxury vacation homeownership without the hassle.”

“Inspirato Real Estate has been the perfect solution for our family,” said luxury vacation homeowner Chris Bucher. “They’ve provided us financial peace of mind with multi-year leases, excellent property management services, and great home enhancements through their amazing design team. We started with one property and have since expanded with four more, and we couldn’t be happier. We feel very fortunate to have them as a partner for our vacation rental home investment strategy.”

In addition to helping buyers, Inspirato Real Estate also provides solutions for luxury vacation homeowners, sellers, and real estate agents. Homeowners can submit their existing properties for consideration for the Inspirato portfolio and, if accepted, are eligible to receive the same benefits as new buyers, including a lease that provides for fixed rental income. Sellers can work with their brokers to leverage Inspirato Real Estate’s unique benefits to maximize buyer demand and accelerate closings. And real estate agents who partner with Inspirato Real Estate receive qualified referrals as well as marketing opportunities with Inspirato’s proprietary audience of affluent consumers.

This announcement follows the recent news of Inspirato’s plans to become publicly listed through a combination with Thayer Ventures Acquisition Corporation.

About Inspirato

Launched in 2011, Inspirato is the innovative luxury travel subscription company that provides affluent travelers access to a managed and controlled portfolio of hand-selected vacation options, delivered through a subscription model to ensure the service and certainty that affluent customers demand. The Inspirato Collection includes branded luxury vacation homes available exclusively to subscribers and guests, accommodations at five-star hotel and resort partners, and custom travel experiences. In 2019, Inspirato improved travel by introducing Inspirato Pass, the world’s first luxury travel subscription inclusive of nightly rates, taxes, and fees.

About Thayer Ventures Acquisition Corporation

Thayer Ventures Acquisition Corporation (“Thayer”) is a blank check company incorporated for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. While Thayer may pursue an acquisition opportunity in any industry or sector, it is focusing on the travel and transportation technology sectors, which align with the background and investing experience of the Thayer management team.

Forward-Looking Statements

This document may contain a number of “forward-looking statements.” Forward-looking statements include information concerning Thayer’s or Inspirato’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities and the effects of regulation, including whether this proposed business combination will generate returns for shareholders. These forward-looking statements are based on Thayer’s or Inspirato’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Thayer’s or Inspirato’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement between Thayer and the Company (the “Business Combination Agreement”) and the proposed business combination contemplated thereby; (b) the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of Thayer or other conditions to closing in the Business Combination Agreement; (c) the ability to meet Nasdaq’s listing standards following the consummation of the proposed business combination; (d) the inability to complete the PIPE; (e) the risk that the proposed business combination disrupts current plans and operations of Inspirato or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (f) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (g) costs related to the proposed business combination; (h) changes in applicable laws or regulations, including legal or regulatory developments (such as the U.S.

Securities and Exchange Commission’s (the “SEC”) recently released statement on accounting and reporting considerations for warrants in special purpose acquisition companies (“SPACs”)) which could result in the need for Thayer to restate its historical financial statements and cause unforeseen delays in the timing of the business combination and negatively impact the trading price of Thayer’s securities and the attractiveness of the business combination to investors; (i) the possibility that Inspirato may be adversely affected by other economic, business and/or competitive factors; (j) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (k) the risk of downturns in the travel and hospitality industry, including residual effects of the COVID-19 pandemic; and (l) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 referenced above and discussed below and other documents filed by Thayer from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Except as required by law, neither Thayer nor Inspirato undertakes any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this release. Additional risks and uncertainties are identified and discussed in Thayer’s reports filed with the SEC and available at the SEC’s website at www.sec.gov.

Additional Information and Where to Find It

In connection with the proposed business combination, Thayer intends to file a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary proxy statement and prospectus with respect to Thayer’s securities to be issued in connection with the proposed business combination that also constitutes a preliminary prospectus of Thayer and will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. The Registration Statement is not yet effective. The Registration Statement, including the proxy statement/prospectus contained therein, when it is declared effective by the SEC, will contain important information about the proposed business combination and the other matters to be voted upon at a meeting of Thayer’s shareholders to be held to approve the proposed business combination and other matters (the “Special Meeting”) and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Before making any voting decision, Thayer’s shareholders and other interested persons are advised to read, when available, the Registration Statement and the proxy statement/prospectus, as well as any amendments or supplements thereto, and all other relevant documents filed or that will be filed with the SEC because they will contain important information about the proposed business combination. When available, the definitive proxy statement/prospectus will be mailed to Thayer shareholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at the Special Meeting. Thayer shareholders will also be able to obtain copies of the definitive proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to TVAC@mzgroup.us.

The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in Solicitation

Thayer, Inspirato and their respective directors and officers may be deemed participants in the solicitation of proxies of Thayer shareholders in connection with the proposed business combination. Thayer shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Thayer in Thayer’s Annual Report on Form 10-K/A for the year ended December 31, 2020, as amended, which has been filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Thayer shareholders in connection with the proposed business combination and other matters to be voted upon at the Special Meeting will be set forth in the Registration Statement for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination will be included in the Registration Statement that Thayer intends to file with the SEC.

Disclaimer

This communication is for informational purposes only and shall not constitute an offer to sell, a solicitation of a proxy, consent or authorization or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Contacts

For Inspirato

Media Relations:

Jason Chudoba / Megan Kivlehan / Matthew Chudoba

InspiratoPR@icrinc.com

Investor Relations:

InspiratoIR@icrinc.com

For Thayer Ventures Acquisition Corporation

Investor Relations:

Chris Tyson/Doug Hobbs

SPAC Alpha IR+

(949) 491-8235

TVAC@mzgroup.us